May 29, 2014

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Apple Hospitality REIT, Schedule TO-T filed May 20, 2014, by Coastal Realty Business Trust et al.
SEC File No. 005-86821

Dear Ms. Duru:

Thank you for your letter dated May 29, 2014, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
I do not understand your comment.  We include MacKenzie Capital Management, LP as a bidder/offerror on the cover page and state on the following page that “MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.”  MacKenzie Capital Management, LP controls Sutter Capital Management, LLC (it is the manager).  Our analysis is that it is appropriate to include MacKenzie Capital Management, LP as a bidder with the above disclosure, based in part upon previous comments from the staff and our interpretation of the applicable rules.

2.	We understand the staff’s position, and we do not believe we have disclaimed responsibility for accurately disclosing the information we have received.
3.
In our opinion, it is clear from the context of the offer that the language referring to a “final and binding” determination means that we will make the decision, not the seller.  Of course, the seller is always able to contest such a decision using the dispute resolution procedure.  In fact, in response to a similar comment by the staff in the past, we added the following language in another section: “subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.”  This acknowledgement would clearly apply in the other sections as well.

4.	We understand the Staff’s position.
Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.
Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel